FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Eighth Investor Conference: Chairman Presentation	2

Anticipating the future to transform the present César Alierta Chairman and Chief Executive Officer, Telefónica

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

01 Progress made in the last 18 months 02 Improved outlook for a dynamic and growth industry 03 Telefónica’s strategy and long term guidance

Progress made in the last 18 months

Significant progress since our last Investor Conference We are delivering on our commitments We continue transforming our company We have outperformed the market We have reinforced our scale We have strengthened our growth capabilities We are better positioned to continue leading this growth industry

Fully capturing revenue growth potential ... Revenue mix[1] evolving in the right direction 81% FY 2008 13% 4% Access & Voice BB connectivity Total Accesses[2] 75% 18% Services beyond (million) FY 2010 5% Connectivity CAGR 288 More customer focus 7% 252 CSI Improvement to over 7 Positive evolution of CSI gap with competitors Brand consolidation FY 2008 FY 2010 The most admired telecom company worldwide by Fortune # 1 / #2 in brand consideration in most markets 1. Revenues from other subsidiaries and other companies not shown in the graph 2. Morocco and Manx Telecom accesses excluded in 2008 for comparison reasons

…while transforming to continue growing profitably

Advancing in a more efficient and growth enabling operating model

Network: Multiaccess

	08/10
Selective deployment of high speed FBB access	x 4
Expansion of MBB capacity and coverage	x 1.6
Increase integrated backbone capacity	x 2.2

IT enabler

- TTM improvement: **-18%** vs. FY 2009
- Maintaining IT OpEx+CapEx / revenues **~4%**

Processes: On-line @core

- Share of online transactions **x5** vs. FY 2008
- Agile contact with suppliers: **90%** purchases online


(OpEx + CapEx)[1]/Accesses
-8%
FY 2008
FY 2010

TTM: Time to market

1. OpEx: Operating expenses + Own Worked Capitalized, excluding non-recurrent restructuring expenses. CapEx: excludes Real Estate Efficiency Program of T.España and spectrum licenses

7

Investor Conference
Telefónica

Telefónica: A highly predictable and reliable company Outperforming the market Delivering on our commitments 45% Meeting our annual targets for 8 years in a row 40% (from 2003 to 2010) Robust financial position: leverage ratio within target 35% range OIBDA margin FY 2010 € 1.40 DPS in 2010 30% 25%

We have reinforced our asset base in an industry where scale and spectrum are key... 28 m new organic accesses in the last 18 months Through organic growth... #5 on worldwide accesses ranking (Dec-10) Increase In-market Spectrum shareholding consolidation auctions in CU ... selective M&A .... Recently announced 9.7% ... and strategic & industrial alliances

...and we have strengthened our capabilities to capture the new digital world opportunities P&S Global Units Financial services eHealth M2M Cloud Video & DH Apps Security OTT companies The leading digital media The most innovative IP The most engaging social company in Latin America communication company network in Spain -5% -4% -3% -2% -1% 0% 1% Organic Revenue Growth FY 2010

We are the most diversified integrated company in the world... % outside country of origin (Dec-10) Accesses Revenues OIBDA 95% 89% 92% 83% 68% 64% 68% 59% 46% 66% 49% 39% 1 60% 60% 51% 45% 27% 18% Source: Companies Press Releases 1 DT excluding US assets: 52% Accesses, 46% Revenues and 37% OIBDA

...with a unique global profile Latin American Footprint European Footprint Population: 526 m people Population: 164 m people ICT market value: US$227 bn ICT market value: €307 bn TEF accesses: 184 m TEF accesses: 56 m TEF Revenue share[1]: 29% TEF MSR share: 25% Spanish Footprint Population: 46 m people ICT market value: US$64 bn TEF accesses: 48 m TEF Revenue share[2]: 53% 288 m accesses #1 & #2 in most of our markets >730 million combined customers Data as of December 2010 MSR: Mobile Service Revenue Sources: IMF (2011), IDC (2011), Telefónica (2011),and Pyramid Research (2011) 1. Constant FX 2009. Footprint share: only mobile in Mexico, Venezuela, Ecuador, Uruguay and Central America. Excluding TV in Argentina 2. Retail communication revenue market share

We are leading DJSI in our industry for the second year in a row DJSI: “Corporate Sustainability is a business approach that fosters value creation in the long term for shareholders taking advantage of the opportunities and the effective risk management, related to social, economic and environmental development” 100% 80% 60% 40% Telefónica 20% DJSI sector average Best company within DJSI sector 0% Economic Environmental Social Dimension Dimension Dimension Dimension Weight 44% 16% 40%

We are committed with the societies where we operateFundación Telefónica’s social activitiesFY 2009 US Cash Donation Ranking1€ 400 million committed to finance short (US$ m) % and medium term activities o/RevenuesWal-Mart 288 0.1%Mainly to fund “Proniño” programBoAM 209 0.1% Well Fargo 202 0.2% Exxon 187 0.1%J&J 176 0.3%Contributing to the progressive Chevron 145 0.1% eradication of child labour through 139 0.1%GEongoing and high quality education Target 134 0.2% Microsoft 113 0.2%FY 2010 FY 2013Eat&t 112 0.1%# Children 211,000 357,000TEF 106 0.1%1 Source: The Chronicle of the Philanthropy and Fundación Telefónica

Improved outlook for a dynamic and growth industry

Steady global growth ahead Real GDP Growth Source: IMF (Jan2011)

ICT Global growth ICT Market CAGR 10E-13E North America 3.6% Europe 2.6% Asia-Pacific 6.6% Latin America 7.7% MEA 7.2% Worldwide 4.6% Source: IDC (2011)

People have embraced a fascinating journey towards a total digital life 08:05 AM News e-Banking e-Government e-Health Mobile shopping 01:20 AM PM PM Geolocation 09:15 AM Social 05:30 AM Augmented PM Networks PM reality Ask an Expert TDT HD Music Even more — the world will be truly connected

Industry growth will be fostered by the digitalisation of the real economy that is already happening Communication expenditure/Total Consumer expenditure Source:. Euromonitor International. Bain Analysis (2011)

Industry trends are already anticipating this growth

Customers will continue growing Worldwide data FY 2010 Total Accesses 6.6 bn 6% Mobile Accesses FBB Accesses MBB Accesses 5.0 bn 0.5 bn 0.7 bn 8% 9% 46% Internet Users Social Networking Users 2.0 bn 767 m 13% 14% CAGR 10-13E_____Source: IDC (2011), Yankee Group (2011) Pyramid (2011) and The Radicati Group (2010)

Device explosive demand driven by Smartphones... Personal Devices evolution Annual Global Sales - Million Units CAGR Rapid growth in Smartphones & 10E-13E Tablets CAGR 10E-13E 1,150 19.7% Smartphones are increasing Tablets 71.0% customer average lifetime value 670 Smartphones 29.4% Total installed 440 base 2013E: Laptops >6 bn personal 4.8% devices PCs 4.3% FY 2008 FY 2009 FY 2010E FY 2011E FY 2012E FY 2013E_____Source: Morgan Stanley (2010) and Strategy Analytics (2010)

...while M2M devices will grow exponentially Smart meters M2M Devices explosion Automotive Single Family Utility Office Automotive Home Fleet management Smart cities Communication Device on Utility Pole Smart meters Smart cities Consumer Electronics Consumer electronics eHealth, eFinance, security, ... Almost every device will be connected by 2020

New services and applications will support new business opportunities Services beyond Connectivity — Worldwide Revenues US$ bn_____Source: IDC (2011) and Analysis Mason (2010)

Data traffic is booming and new technological developments will allow this growth Global Data Traffic Technology evolution Exabytes per month CAGR 10E-13E TODAY 49.9 CAGR10E-13E /user 33% 111% FTTH capacity 31% NG-GPON 38.2 FTTH GPON Mobile Data Broadband IMT Managed IP VDSL 28.5 Advanced Internet ADSL2+ LTE 20.4 34% ADSL HSxPA 14.7 UMTS EDGE FY 2009 FY 2010E FY 2011E FY 2012E FY 2013E Time New spectrum much more efficient Source: Cisco (2010)

ICT, one of the industries with the best growth prospects More Customers More Traffic More Devices More Apps & Services A great opportunity to be monetised

Enlarged and growing scope for Telcos 2010 Global Revenue Breakdown Worldwide — US$ bn

Active cooperation among ICT players key to address industry challenges A more stable & predictable regulatory outlook New services Telco operator Wholesale Applications Community (WAC) Rich Communication Suite NFC Payments and M2M Mobile advertising Communications and Services beyond Connectivity New Internet Economic Model Open operating systems needed ecosystem needed to facilitate the Retail Peering development of new services Devices Internet Pricing Interconnection suppliers players Sustainable Internet Wide range of device Model suppliers Enhanced Managed QoS Services

Telefónica’s strategy and long term guidance

We have a clear strategy to capture the opportunities of the new Digital World

The customer continues to be the centre of our strategy Telefónica quality main initiatives Customer Satisfaction Value Customer Satisfaction Churn Rate proposition Index (%) (%) 2.3 Offer Business 7.1 simplification Intelligence FY 2010 FY 2013E FY 2010 FY 2013E Emotional Multichannel Maximizing customer value engagement company Brand Yield Management unification

We are increasingly capturing growth opportunities Telefónica’s Revenues 1 Profitable mobile data growth monetisation CAGR 10-13E1 Continue to enhance Fixed +1/4% 2 Broadband portfolio 3 Development of applications and new services FY2010 FY2013E 4 Capturing remaining mobile and fixed voice opportunities million > 340 Accesses 2013E >340 1. Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela in both years and changes in the perimeter of consolidation Note: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010.

Our main strategic pillars to lead growth …

1 Profitable mobile data growth monetisation

- Tiered pricing
- ARPU management
- Customer innovation
- Yield management

MBB Revenues CAGR 10-13E[1]: **+30/35%**

2 Continue to enhance Fixed Broadband portfolio

- Full FBB proposals with increasingly higher bandwidth
- Full IP services from voice to video
- Full bundles

FBB Revenues CAGR 10-13E[1]: **+4/7%**

3 Development of applications and new services

- Broaden our portfolio of apps and new services
- Leverage P&S global units and OTT assets

Serv. beyond Connectivity Revenues CAGR 10-13E[1]: **>20%**

4 Capturing remaining mobile and fixed voice opportunities

- Increase penetration and usage in mobile
- Defend ARPU through additional services in fixed
- Reinforce position in SME and MNC

Access & Voice Revenues CAGR 10-13E[1]: **-3/-1%**

1. Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela in both years and changes in the perimeter of consolidation

MBB Revenues: Include revenues from smartphones, smart devices and connectivity MBB, mobile mail, MBB equipment (PCMCIAs, Dongles), roaming, and WAP browsing. SMS and M2M excluded

FBB Revenues: Include Retail FBB connectivity, VAS, wholesale FBB, fixed data services and equipment revenues

Services beyond Connectivity Revenues: Include content, digital services, ICT solutions and vertical units revenues

Voice and Access Revenues: Include fixed/mobile access & voice (SMS included), narrowband and mobile & fixed equipment revenues

33

Investor Conference

Telefónica

... and further evolve our revenue mix 1. Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela in both years and changes in the perimeter of consolidation Access & Voice: Include fixed/mobile access & voice (SMS included), narrowband and mobile & fixed equipment revenues BB: MBB and FBB revenues Services beyond connectivity: Include content, digital services, ICT solutions and vertical units revenues Others: subsidiaries and other companies

Our transformation strategy to enable growth and maximize efficiency 1 Best in class networks Leveraging fixed and mobile technologies to meet customer demands Managing efficiently coverage and traffic growth 2 IT as a key transformation accelerator Continuous focus on Highly resilient 6 Global Data Centres efficiency Global Applications when applicable focused on business requirements improvement 3 Online company Increase online processes to improve engagement with our customers, employees and vendors Process and system simplification and end-to-end integration

We continue maximizing the benefits of our scale and diversity... Global functions + P&S development a multi-local integrated global R&D of scale company Global Economies Finance & Global procurement synergies IT Technology — Adaptability to local needs +

... and further leveraging on our strategic and industrial alliances Execution of Industrial Partnership: Strategic cooperation: Technological alignment Services to multinationals Procurement Combined scale and volumes Technology and new services New customer proposition Growth value: Over 600 million new accesses in China since Delivered Synergies for FY 2008-10: Telefónica’s establishment €1.3 bn CU: The fastest revenue growth operator in China (+11.3% y-o-y FY 2010) Synergy Program for FY 2011E-13E: Strong commitment to the Alliance: ~ €500 m/year Cross ownership Cross board representation

Our strategic priorities by regions Telefónica Telefónica Telefónica Latinoamérica España Europe Capturing growth through a Defend our OIBDA and our Outperform the market by full offer value leadership focusing on #˜ Driving voice to the limit of its #˜ A differential Customer #˜ Revenue share growth potential Experience and value oriented #˜ Data penetration #˜ Boosting broadband portfolio #˜ Return per customer #˜ Building new opportunities #˜ A leading approach to growth opportunities in connectivity and Accelerate growth in Germany Leveraging on a unique Services beyond Connectivity with mobile data as the catalyst platform and reinforcing our #˜ Increase flexibility reshaping global scale and regional Continue to outperform in the our cost structure skills UK and shape the market with Improve use of capital business model extensions Maximizing the value of a efficiency through a growth diversified portfolio and of our oriented CapEx and asset Total aggregated cash flow to clear leadership in Brazil optimization policies increase from Czech, Slovak and Irish businesses

We have the best committed and motivated team in the industry A committed Highly committed management with vast experience in our business management Telefónica Executive Committee and Board of Directors exposure to team Telefónica share (> 7.8 m shares) Committed and PSP linked to stock performance engaged employees Global Employee Share Plan in 2010 Employee commitment expected to increase Creating a High correlation between employee commitment and great place customer satisfaction to work 26 companies in GPTW Incentives linked to our operating and financial KPIs

Long term guidance CAGR 10/13E Revenues +1/4% 2011E-2013E Upper OIBDA margin 30s limited erosion from 2010 Cumulative 2011E-2013E CapEx < €27 bn Note: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010. 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of 2010, and the capital gain derived from the disposal of Manx Telecom 2013 guidance assumes constant exchange rates as of 2010 (average FX in 2010), excludes hyperinflationary accounting in Venezuela and changes in the perimeter of consolidation. At the OIBDA level guidance for 2013 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with r estructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses

Financial policy centred in Cash-flow allocation €1.60 DPS for FY 2011E (14.3% y-o-y) Shareholder €1.75 DPS minimum target for FY 2012E remuneration €1.75 minimum annual shareholder remuneration beyond 2012 Solvency Net debt + cash commitments within the range 2.0 to 2.5x Protection OIBDA Predictable Spectrum auctions in current markets to foster growth M&A Product & Service innovation to further strengthen our strategy growth capabilities

In summary We are better positioned to lead our growing industry: the right scale, capabilities and strategy We are focused on value growth and on capturing new services opportunities We continue transforming our company to enable growth and maximize efficiency We maintain a solid financial position while investing in our business and committing best in class shareholders’ remuneration

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors